Mail Stop 4561

May 4, 2007

Michael J. Rapisand
Corporate Secretary and Chief Financial Officer
Xplore Technologies Corp.
14000 Summit Drive, Suite 900
Austin, Texas 78728

> **Re: Xplore Technologies Corp.**
> **Amendment No. 5 to Form S-4**
> **Filed on April 30, 2007**
> **File No. 333-138675**

Dear Mr. Rapisand:

We have reviewed your amendment to Form S-4 and have the following comments, which are in addition to those provided to you on May 3, 2007.

Executive Compensation, page 79

Compensation Discussion and Analysis

1. Please refer to Item 402(b) and section II.B. of Release No. 33-8732A and revise to provide information required by that Item requirement. In particular, we note that compensation discussion and analysis is limited to a discussion of the components that comprise executive compensation and appears to lack certain disclosure that may be appropriate under Item 402(b). For example, Item 402(b)(2) sets forth examples of material information that could be appropriate for discussion in compensation discussion and analysis but it is unclear from your disclosure what consideration you have given to the pertinent illustrative examples contained in this disclosure guideline. In this regard, we specifically refer you to the examples set forth in Item 402(b)(2)(vii) and (viii). Please advise us as to how these topics are addressed in compensation discussion and analysis or otherwise advise as to the reasons the particular topic is not applicable to your executive compensation program.

2. Please revise to identify in what specific ways you benchmark the remuneration of your executive officers to the remuneration of similarly situated executives and

identify the companies used for such benchmarking purposes. See Item 402(b)(2)(xiv) of Regulation S-K.

Elements of Our Compensation Program, page 80

3. You indicate that your cash incentive bonuses are correlated with the achievement of key financial and operational objectives. We note however that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved by the company and by each executive officer as measured against financial, strategic and corporate objectives in order for your executive officers to earn their cash bonuses. If you believe that disclosure of such information would result in competitive harm, explain whether the information could be excluded under Instruction 4 to Item 402(b). Further, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

4. We note your disclosure on page 80 under the subheading Cash Incentive Bonuses that the compensation committee may in its discretion award a cash incentive bonus to an executive officer for partial achievement of such executive officer's objectives. Clarify whether the committee has other discretion, such as the ability to award bonuses in excess of the maximum when targets are exceeded.

Summary Compensation Table, page 84

5. In various footnotes to this table and the Grant of Plan-Based Awards Table, we note references to "Management by Objectives (MBO)" Plan. We assume that this refers to each executive officer's cash incentive bonus plan. Please ensure that you include disclosure of the MBO Plans in compensation discussion and analysis.

Certain Relationships and Related Transactions, page 94

Approval of Related Party Transactions

6. We acknowledge your disclosure on page 96 that the audit committee reviews and reports to the board of directors on any related party transaction and from time to time, the independent members of the board form an adhoc committee to consider transactions and agreements in which a director or executive officer of your company has a material interest. Please expand the disclosure to describe the policies and procedures that comprise the review, approval and ratification of any transaction required to be disclosed under Item 404(a) of Regulation S-K. This would include a discussion of the standards to be applied pursuant to such policies and procedures and a discussion of where an investor may locate the writings

evidencing these policies and procedures. See Item 404(b)(1)(ii) and (iv) of Regulation S-K.

You may contact Kathleen Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457 or, in her absence, to the undersigned at 202-551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: (212) 895- 2900
        Jonathan J. Russo, Esq.
        Thelen Reid Millstein Felder & Steiner LLP